Pricing Term Sheet

Filed under Rule 433

Registration No. 333-163220

September 13, 2010

Comerica Incorporated

Summary of Terms for Issuance

Issuer:	Comerica Incorporated

Ranking:	Senior Notes

Ratings:*	A2/A-/A

Principal Amount:	$300,000,000

Minimum Denominations:	$2,000

Minimum Increments:	$1,000

Pricing Date:	September 13, 2010

Settlement Date:	September 16, 2010

Maturity Date:	September 16, 2015

Interest Payment Dates:	September 16 and March 16 of each year, beginning March 16, 2011

Reference Benchmark:	1.250% due August 31, 2015

Benchmark Yield:	1.527%

Spread to Benchmark:	150 bps

Reoffer Yield:	3.027%

Coupon:	3.000%

Price to Investors (%):	99.876%

CUSIP:	200340AN7

ISIN:	US200340AN73

Book-Running Managers :	Banc of America Securities LLC and J.P. Morgan Securities LLC

Co-Managers:	Barclays Capital Inc. / Comerica Securities, Inc. / Sandler O’Neill + Partners, L.P.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322 or calling J.P. Morgan Securities LLC collect at 1-212-834-4533.